Mail Stop 6010

January 19, 2007

Kenneth J. Galaznik
Chief Financial Officer
American Science & Engineering, Inc.
829 Middlesex Turnpike
Billerica, MA 01821

     Re: American Science & Engineering, Inc.
               Form 10-K for the fiscal year ended March 31, 2006
               Filed June 9, 2006
               File No. 001-06549

Dear Mr. Galaznik:

     We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

                    Sincerely,

                    Martin F. James
                    Senior Assistant Chief Accountant